Commission File Number 001-31914
EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2628)
2011 THIRD QUARTER REPORT
This announcement is made by China Life Insurance Company Limited pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
The financial data of the Company for the third quarter of 2011 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited Net profit attributable to shareholders of the Company and shareholders’ equity attributable to shareholders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.
1.	Important Notice
1.1	The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that there are no false representations, misleading statements or material omissions in this report, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	Of the eleven Directors of the Company, nine attended the Board Meeting. The Chairman and Executive Director Mr. Yuan Li, Executive Directors Mr. Wan Feng and Ms. Liu Yingqi, Non-executive Directors Mr. Miao Jianmin and Mr. Shi Guoqing, and Independent Non-executive Directors Mr. Ma Yongwei, Mr. Bruce Douglas Moore and Mr. Anthony Francis Neoh attended the meeting. Independent Non-executive Director Mr. Sun Changji attended the meeting by phone. Executive Director Mr. Lin Dairen and Non-executive Director Ms. Zhuang Zuojin were absent and gave written authorization to Executive Director Mr. Wan Feng and Non-executive Director Mr. Shi Guoqing to act as proxy to attend and vote in the meeting, respectively.

1.3	The Company’s 2011 third quarter financial report is unaudited.

Commission File Number 001-31914
1.4	Mr. Yuan Li, Chairman of the Company, Mr. Liu Jiade, Vice President in charge of financial affairs, Ms Hwei-Chung Shao, Chief Actuary and Mr. Yang Zheng, Head of the Financial Department, confirm that the financial reports in this 2011 third quarter report are true and complete.
2.	Basic Information of the Company
2.1	Major accounting data and financial indicators
(Currency: RMB)

			Increase/(decrease)
	As at	As at	compared to
	30 September 2011	31 December 2010	31 December 2010
Total assets (million)	1,521,936	1,410,579	7.9%
Shareholders’ equity attributable to shareholders of the Company (million)	176,091	208,710	-15.6%
Net assets per share attributable to shareholders of the Company (RMB per share)	6.23	7.38	-15.6%

		Increase/(decrease)
	For the nine months ended	compared to the
	30 September 2011	same period of 2010
Net cash flows from operating activities (million)	114,813	-21.6%
Net cash flows per share from operating activities (RMB per share)	4.06	-21.6%

				Increase/(decrease)
				compared to the
				same period of
	For the reporting period	For the same period of 2010	For the nine months ended	2010 (from July to
	(from July to September)	(from July to September)	30 September 2011	September)
Net profit attributable to shareholders of the Company (million)	3,753	6,911	16,717	-45.7%
Basic earnings per share(RMB per share)	0.13	0.24	0.59	-45.7%
Basic earnings per share after deducting non- recurring items(RMB per share)	0.13	0.24	0.59	-45.4%
Diluted earnings per share(RMB per share)	0.13	0.24	0.59	-45.7%
Weighted average ROE (%)	2.01	3.47	8.60	A decrease of 1.46 percentage points
Weighted average ROE after deducting non- recurring items (%)	2.02	3.47	8.61	A decrease of 1.45 percentage points
Note:	Shareholders’ equity refers to shareholders’ equity attributable to shareholders of the Company, while net profit refers to net profit attributable to shareholders of the Company.

Commission File Number 001-31914
As at 30 September 2011, investment assets of the Company were RMB1,423,838 million. For the nine months ended 30 September 2011, the gross investment yield was 4.14% (the gross investment yield ={[(Investment income –share of results of associates + Fair value gains/ (losses)-Impairment losses of investment assets –Business tax and surcharges expense for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/273}×365), the surrender rate was 2.19%, and premiums earned reached RMB262,768 million, with a growth rate of 2.6%.
Deducting Non-recurring Items and Amount
RMB Million

For the nine months ended
Non-recurring items	30 September 2011
Gains on disposal of non-current assets	8
Net non-operating income and expenses other than those mentioned above	(20)
Effect of income tax expenses	3
Total	(9)

Note:	As an insurance company, investment (utilization of insurance funds) is one of the main businesses of the Company. Therefore, the non-recurring items do not include fair-value gains/(losses) from held-for-trading financial assets and liabilities, as well as investment income from the disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets.

Commission File Number 001-31914
2.2	Total number of shareholders and the top ten shareholders not subject to selling restrictions as at the end of the reporting period
Unit: Share

The total number of shareholders	Number of A share holders: 273,667
as at the end of the reporting period	Number of H share holders: 36,400
Particulars of the top ten shareholders of listed shares not subject to selling restrictions

	Number of listed shares not
	subject to selling
	restrictions held as at the
Name of shareholders (Full name)	end of the reporting period	Type
China Life Insurance (Group) Company	19,323,530,000	A shares
HKSCC Nominees Limited	7,267,142,892	H shares
State Development & Investment Corporation	49,800,000	A shares
China National Investment & Guaranty Co., Ltd	29,400,000	A shares
China National Nuclear Corporation	20,000,000	A shares
China Merchants Securities Co. Ltd-Securities Account of Guarantee for Customer Securities Credit Transactions	19,814,803	A shares
China Pacific Life Insurance Co., Ltd.-Tradition-Ordinary Insurance Products	18,931,927	A shares
China International Television Corporation	18,452,300	A shares
China Construction Bank-Changsheng Tongqing Detachable Transaction Stock Securities Investment Fund	15,993,573	A shares
Ping An Property & Casualty Insurance Company of China, Ltd-Owned Fund	15,904,576	A shares
3.	Significant Events
3.1	Particulars of, and reasons for, material changes in major accounting items and financial indicators of the Company
☑ Applicable ☐ Not applicable

Commission File Number 001-31914
(1) Changes in key financial indicators and their reasons
RMB million

	As at	As at
	30 September	31 December	Increase/
Key Financial Indicators	2011	2010	(decrease)	Main reasons
Total assets	1,521,936	1,410,579	7.9%	Accumulation of insurance business assets
Total liabilities	1,344,022	1,200,104	12.0%	Increase in insurance reserves
Shareholders’ equity attributable to shareholders of the Company	176,091	208,710	-15.6%	Decrease in the fair value of available-for-sale financial assets resulting from the fluctuation in the capital markets and the distribution of previous year’s cash dividends to shareholders
RMB million

	For the nine	For the nine
	months ended	months ended
	30 September	30 September	Increase/
Key Financial Indicators	2011	2010	(decrease)	Main reasons
Operating profit	19,349	30,118	-35.8%	Decline of investment yield and increase in impairment losses caused by the fluctuation in the capital markets
Net profit attributable to shareholders of the Company	16,717	24,945	-33.0%	Decline of investment yield and increase in impairment losses caused by the fluctuation in the capital markets

Commission File Number 001-31914
(2) Material changes in major accounting items and their reasons
RMB million

	As at	As at
	30 September	31 December	Increase/
Key Financial Indicators	2011	2010	(decrease)	Main reasons
Held-for-trading financial assets	17,719	9,693	82.8%	Increase in debt securities allocated to held- for-trading financial assets
Interest receivables	26,197	18,193	44.0%	Increase in interest income resulting from the increase in interest rate and increase in the volume of fixed-income investment assets
Policy loans	31,409	23,977	31.0%	Increase in the demand of policy loans
Debt plan investments	23,918	12,566	90.3%	Increase in the volume of debt plan investments
Deferred tax assets	2,017	—	Not applicable	Decrease in the fair value of available-for-sale financial assets resulting in the changeover of deferred tax balance from liabilities to assets
Deferred tax liabilities	—	11,776	Not applicable	Decrease in the fair value of available-for-sale financial assets resulting in the changeover of deferred tax balance from liabilities to assets
Capital reserve	20,431	58,460	-65.1%	Decrease in the fair value of available-for-sale financial assets resulting from the fluctuation in the capital markets
RMB million

	For the nine	For the nine
	months ended	months ended
	30 September	30 September	Increase/
Key Financial Indicators	2011	2010	(decrease)	Main reasons
Surrenders	27,649	19,220	43.9%	Impacts from the changes of market situation and increase in the Company’s business volume
Claims expense	60,922	40,391	50.8%	Intensive payment for maturity benefits for some products
Policyholder dividends	6,428	9,152	-29.8%	Decrease in investment yield for participating products
Impairment losses	5,996	957	526.5%	Increase in assets which meet the conditions for recognizing impairment losses resulting from the fluctuation in the capital markets
Income tax expenses	2,462	5,036	-51.1%	Decrease in taxable income

Commission File Number 001-31914
3.2	Explanation and analysis of significant events and their impacts and solutions

☑ Applicable ☐ Not applicable
The first extraordinary general meeting 2011 of the Company held on 14 October 2011 had approved the resolution in relation to the issue of subordinated term debts with an aggregate amount of not exceeding RMB30 billion. The proceeds of the subordinated term debts will be used to replenish the Company’s supplementary capital and raise the solvency ratio of the Company. The issue of such subordinated term debts was approved by the China Insurance Regulatory Commission on 21 October 2011.
3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

☑ Applicable ☐ Not applicable
Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the abovementioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto. CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.
3.4	Warnings and explanation for any significant changes in net profit or cumulative losses from the beginning of the year to the end of the next reporting period as compared to the same period of last year

☐ Applicable ☑ Not applicable

Commission File Number 001-31914
3.5	The implementation of cash dividend policy during the reporting period

☐ Applicable ☑ Not applicable
This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yuan Li, Mr. Wan Feng, Mr. Lin Dairen, Ms. Liu Yingqi
Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin
Independent non-executive Directors:	Mr. Ma Yongwei, Mr Sun Changji,
Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh
Hong Kong,
27 October 2011

Commission File Number 001-31914
4.	Appendix
4.1	Balance sheet as at 30 September 2011(unaudited)
RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	30 September	31 December	30 September	31 December
	2011	2010	2011	2010
ASSETS	Group	Group	Company	Company
Assets
Cash fund	46,569	47,839	46,149	47,530
Held-for-trading financial assets	17,719	9,693	17,299	9,607
Securities purchased under agreements to resell	576	—	530	—
Interest receivables	26,197	18,193	26,112	18,098
Premiums receivables	13,570	7,274	13,570	7,274
Receivables from reinsurers	30	22	30	22
Unearned premium reserves receivable from reinsurers	78	57	78	57
Claim reserves receivable from reinsurers	32	32	32	32
Reserves for life insurance receivables from reinsurers	10	13	10	13
Reserves for long-term health insurance receivables from reinsurers	716	706	716	706
Policy loans	31,409	23,977	31,409	23,977
Debt plan investments	23,918	12,566	23,728	12,376
Other receivables	7,053	3,154	6,954	3,142
Term deposits	502,477	441,585	501,177	440,217
Available-for-sale financial assets	561,940	548,121	559,520	544,744
Held-to-maturity investments	233,077	246,227	233,058	246,220
Long-term equity investments	23,829	20,892	27,580	24,757
Statutory deposits	6,153	6,153	5,653	5,653
Constructions in progress	2,652	2,080	2,652	2,080
Fixed assets	16,287	16,498	15,748	15,944
Intangible assets	3,704	3,726	3,667	3,690
Deferred tax assets	2,017	—	1,942	—
Other assets	1,857	1,687	1,850	1,684
Separate account assets	66	84	66	84

Total Assets	1,521,936	1,410,579	1,519,530	1,407,907

Yuan Li	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President	Chief Actuary	Head of
	in charge of		Financial
	Accounting Affairs		Department

Commission File Number 001-31914
4.1	Balance sheet as at 30 September 2011 (unaudited) (continued)

		RMB million (Unless otherwise stated)
	As at	As at	As at	As at
	30 September	31 December	30 September	31 December
	2011	2010	2011	2010
LIABILITIES AND EQUITY	Group	Group	Company	Company
Liabilities
Financial assets sold under agreements to repurchase	25,717	23,065	25,517	22,660
Premiums received in advance	1,741	1,880	1,741	1,880
Brokerage and commission payable	1,939	1,944	1,939	1,944
Reinsurance payable	60	36	60	36
Salary and welfare payable	2,760	4,972	2,501	4,720
Taxes payable	462	412	433	375
Claims payable	11,802	8,275	11,802	8,275
Policyholder dividends payable	48,308	52,828	48,308	52,828
Other payable	2,183	3,265	2,251	3,248
Policyholder deposits	70,019	70,087	70,019	70,087
Unearned premium reserves	7,218	5,935	7,218	5,935
Claim reserves	3,096	3,304	3,096	3,304
Reserves for life insurance	1,154,061	1,000,483	1,154,061	1,000,483
Reserves for long-term health insurance	10,600	8,413	10,600	8,413
Deferred tax liabilities	—	11,776	—	11,828
Other liabilities	3,990	3,345	3,990	3,345
Separate account liabilities	66	84	66	84

Total liabilities	1,344,022	1,200,104	1,343,602	1,199,445

Shareholders’ equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	20,431	58,460	20,540	58,453
Surplus reserve	32,418	29,050	32,370	29,002
General reserve	13,004	13,004	13,004	13,004
Retained earnings	81,976	79,933	81,749	79,738
Exchange differences from translating foreign currency financial statement	(3)	(2)	—	—

Total equity attributable to shareholders of the Company	176,091	208,710	175,928	208,462

Minority interests	1,823	1,765	—	—

Total shareholders’ equity	177,914	210,475	175,928	208,462

Total liabilities and shareholders’ equity	1,521,936	1,410,579	1,519,530	1,407,907

Yuan Li	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President	Chief Actuary	Head of
	in charge of		Financial
	Accounting Affairs		Department

Commission File Number 001-31914
4.2	Income statement for the third quarter of 2011 (unaudited)
RMB million (Unless otherwise stated)

		For the nine months ended		For the nine months ended
		30 September		30 September
		2011	2010	2011	2010
		Group	Group	Company	Company

1.	Operating income	314,826	305,567	314,495	305,318
	Premiums earned	262,768	256,133	262,768	256,133
	Premium income	264,217	256,866	264,217	256,866
	Including: reinsurance premium income	—	—	—	—
	Less: Premiums ceded to reinsurers	(187)	(120)	(187)	(120)
	Unearned premium reserves	(1,262)	(613)	(1,262)	(613)
	Investment income	50,899	47,403	50,796	47,386
	Including: share of results of associates	1,625	1,419	1,625	1,419
	Fair value gains/(losses)	(286)	133	(269)	129
	Foreign exchange losses	(443)	(189)	(442)	(188)
	Other operating income	1,888	2,087	1,642	1,858
2.	Operating expenses	(295,477)	(275,449)	(295,475)	(275,447)
	Surrenders	(27,649)	(19,220)	(27,649)	(19,220)
	Claims expense	(60,922)	(40,391)	(60,922)	(40,391)
	Less: claims recoverable from reinsurers	69	68	69	68
	Increase in insurance contracts reserve	(155,550)	(169,039)	(155,550)	(169,039)
	Less: insurance reserves recoverable from reinsurers	7	23	7	23
	Policyholder dividends	(6,428)	(9,152)	(6,428)	(9,152)
	Business tax and surcharges expense	(913)	(1,018)	(869)	(977)
	Underwriting and policy acquisition costs	(21,069)	(20,236)	(21,069)	(20,236)
	Administrative expenses	(13,979)	(12,914)	(13,488)	(12,491)
	Less: expenses recoverable from reinsurers	44	29	44	29
	Other operating expenses	(3,091)	(2,642)	(3,624)	(3,104)
	Impairment losses	(5,996)	(957)	(5,996)	(957)

3.	Operating profit	19,349	30,118	19,020	29,871

	Add: Non-operating income	48	40	47	40
	Less: Non-operating expenses	(60)	(36)	(59)	(35)

4.	Net profit before income tax expenses	19,337	30,122	19,008	29,876

	Less: Income tax expenses	(2,462)	(5,036)	(2,323)	(4,899)

5.	Net profit	16,875	25,086	16,685	24,977

6.	Attributable to:
	— shareholders of the Company	16,717	24,945
	— minority interests	158	141
7.	Earnings per share
	Basic earnings per share	RMB0.59	RMB0.88
	Diluted earnings per share	RMB0.59	RMB0.88
8.	Other Comprehensive losses	(38,072)	(9,642)	(37,913)	(9,618)

9.	Total Comprehensive income/(losses)	(21,197)	15,444	(21,228)	15,359

	Attributable to shareholders of the Company	(21,313)	15,311
	Attributable to minority interests	116	133

Yuan Li	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President	Chief Actuary	Head of
	in charge of		Financial
	Accounting Affairs		Department

Commission File Number 001-31914
4.2	Income statement for the third quarter of 2011 (unaudited) (continued)

		RMB million (Unless otherwise stated)
		For the three months ended		For the three months ended
		30 September		30 September
		2011	2010	2011	2010
		Group	Group	Company	Company
1.	Operating income	82,932	88,907	82,797	88,756
	Premiums earned	67,919	72,544	67,919	72,544
	Premium income	68,727	73,252	68,727	73,252
	Including: reinsurance premium income	—	—	—	—
	Less: Premiums ceded to reinsurers	(63)	(30)	(63)	(30)
	Unearned premium reserves	(745)	(678)	(745)	(678)
	Investment income	15,033	15,032	14,982	14,978
	Including: share of results of associates	456	349	456	349
	Fair value gains/(losses)	(487)	515	(474)	510
	Foreign exchange losses	(160)	(110)	(160)	(110)
	Other operating income	627	926	530	834
2.	Operating expenses	(78,499)	(80,390)	(78,509)	(80,394)
	Surrenders	(10,019)	(6,410)	(10,019)	(6,410)
	Claims expense	(15,023)	(12,446)	(15,023)	(12,446)
	Less: claims recoverable from reinsurers	19	14	19	14
	Increase in insurance contracts reserve	(38,620)	(46,420)	(38,620)	(46,420)
	Less: insurance reserves recoverable from reinsurers	4	18	4	18
	Policyholder dividends	(664)	(2,957)	(664)	(2,957)
	Business tax and surcharges expense	(256)	(295)	(241)	(280)
	Underwriting and policy acquisition costs	(5,726)	(6,274)	(5,726)	(6,274)
	Administrative expenses	(4,568)	(4,152)	(4,402)	(4,009)
	Less: expenses recoverable from reinsurers	20	11	20	11
	Other operating expenses	(1,270)	(842)	(1,461)	(1,004)
	Impairment losses	(2,396)	(637)	(2,396)	(637)

3.	Operating profit	4,433	8,517	4,288	8,362

	Add: Non-operating income	7	11	7	11
	Less: Non-operating expenses	(30)	(9)	(29)	(9)

4.	Net profit before income tax expenses	4,410	8,519	4,266	8,364

	Less: Income tax expenses	(609)	(1,548)	(561)	(1,505)

5.	Net profit	3,801	6,971	3,705	6,859

6.	Attributable to:
	— shareholders of the Company	3,753	6,911
	— minority interests	48	60
7.	Earnings per share
	Basic earnings per share	RMB0.13	RMB0.24
	Diluted earnings per share	RMB0.13	RMB0.24
8.	Other Comprehensive income/(losses)	(24,731)	7,954	(24,650)	7,908

9.	Total Comprehensive income/(losses)	(20,930)	14,925	(20,945)	14,767

	Attributable to shareholders of the Company	(20,960)	14,859
	Attributable to minority interests	30	66

Yuan Li	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President	Chief Actuary	Head of
	in charge of		Financial
	Accounting Affairs		Department

Commission File Number 001-31914
4.3 Cash flow statement for the third quarter of 2011 (unaudited)
RMB million (Unless otherwise stated)

		For the nine months ended		For the nine months ended
		30 September		30 September
		2011	2010	2011	2010
		Group	Group	Company	Company

1.	Cash flows from operating activities
	Premiums received	257,781	252,295	257,781	252,295
	Net increase in policyholder deposits	—	1,060	—	1,060
	Cash received from other operating activities	1,471	1,626	1,336	981

	Sub-total of cash inflows from operating activities	259,252	254,981	259,117	254,336

	Cash paid for claims	(85,049)	(57,272)	(85,049)	(57,272)
	Net cash paid for reinsurance business	(58)	(33)	(58)	(33)
	Net decrease in policyholder deposits	(68)	—	(68)	—
	Cash paid for brokerage and commission fees	(21,077)	(19,565)	(21,077)	(19,565)
	Cash paid for policyholder dividends	(8,427)	(5,445)	(8,427)	(5,445)
	Cash paid to and for employees	(8,190)	(6,986)	(7,944)	(6,788)
	Net cash paid for held-for-trading financial assets	(7,765)	(107)	(7,423)	(98)
	Cash paid for taxes and surcharges	(5,449)	(11,305)	(5,260)	(11,137)
	Cash paid for other operating activities	(8,356)	(7,783)	(8,096)	(7,540)

	Sub-total of cash outflows from operating activities	(144,439)	(108,496)	(143,402)	(107,878)

	Net cash flows from operating activities	114,813	146,485	115,715	146,458

Yuan Li	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President	Chief Actuary	Head of
	in charge of		Financial
	Accounting Affairs		Department

Commission File Number 001-31914
4.3	Cash flow statement for the third quarter of 2011 (unaudited) (continued)

		RMB million (Unless otherwise stated)
		For the nine months ended		For the nine months ended
		30 September		30 September
		2011	2010	2011	2010
		Group	Group	Company	Company

2.	Cash flows from investing activities
	Cash received from sales and redemption of investments	113,602	178,394	110,859	175,361
	Cash received from investment income	35,107	31,127	34,871	30,985
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	64	102	64	58

	Sub-total of cash inflows from investing activities	148,773	209,623	145,794	206,404

	Cash paid for investments	(244,256)	(304,522)	(242,719)	(301,406)
	Net increase in policy loans	(7,432)	(7,288)	(7,432)	(7,288)
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(3,124)	(2,913)	(3,012)	(2,852)
	Net cash paid for financial assets purchased under agreements to resell	(525)	(1,023)	(480)	(1,023)

	Sub-total of cash outflows from investing activities	(255,337)	(315,746)	(253,643)	(312,569)

	Net cash flows from investing activities	(106,564)	(106,123)	(107,849)	(106,165)

Yuan Li	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President	Chief Actuary	Head of
	in charge of		Financial
	Accounting Affairs		Department

Commission File Number 001-31914
4.3	Cash flow statement for the third quarter of 2011 (unaudited) (continued)

		RMB million (Unless otherwise stated)
		For the nine months ended		For the nine months ended
		30 September		30 September
		2011	2010	2011	2010
		Group	Group	Company	Company

3.	Cash flows from financing activities
	Net cash received from financial assets sold under agreements to repurchase	2,237	—	2,450	—

	Sub-total of cash inflows from financing activities	2,237	—	2,450	—

	Net cash paid for financial assets sold under agreements to repurchase	—	(17,371)	—	(16,915)
	Cash paid for dividends and interest	(11,364)	(19,785)	(11,306)	(19,785)

	Sub-total of cash outflows from financing activities	(11,364)	(37,156)	(11,306)	(36,700)

	Net cash flows from financing activities	(9,127)	(37,156)	(8,856)	(36,700)

4	Effect of changes in foreign exchange rate on cash and cash equivalents	(393)	(108)	(392)	(107)

5.	Net increase/(decrease) in cash and cash equivalents	(1,271)	3,098	(1,382)	3,486

	Add: Opening balance of cash and cash equivalents	47,854	36,197	47,545	35,582

6.	Closing balance of cash and cash equivalents	46,583	39,295	46,163	39,068

Yuan Li	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President	Chief Actuary	Head of
	in charge of		Financial
	Accounting Affairs		Department